UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*




Hyperion Therapeutics, Inc.
(Name of Issuer)




Common Stock
(Title of Class of Securities)


44915N 101
(CUSIP Number)


Audrey Vallen
Chief Financial Officer
Panorama Capital Management, LLC
1999 S. Bascom Avenue, Suite 700
Campbell, CA 95008
(650) 234-1455


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


December 31, 2014
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ??
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
?240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 ?









CUSIP No. 44915N 101



13D










1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Panorama Capital, L.P. (?Panorama?)


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)   ?    (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

1,157,570






8
..


SHARED VOTING POWER











9
..


SOLE DISPOSITIVE POWER
 1,157,570











1
0
..


SHARED DISPOSITIVE POWER











11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

PN









?









CUSIP No. 44915N 101




13D










1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Panorama Capital Management, LLC (?PCM?)


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)   ?    (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

0






8
..


SHARED VOTING POWER

1,157,570, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Albinson, Ferguson, Soghikian, and Wicker, the managing directors of PCM, may be deeded to have shared power to vote these shares.










9
..


SOLE DISPOSITIVE POWER

0










1
0
..


SHARED DISPOSITIVE POWER

1,157,570, which are owned directly by Panorama. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, Ferguson, Soghikian, and Wicker, the managing directors of PCM, may be deeded to have shared power to vote these shares.









11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

OO









?









CUSIP No. 44915N 101



13D










1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher J. Albinson


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ?        (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)




5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

0






8
..


SHARED VOTING POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Albinson, a managing director of PCM, may be deeded to have shared power to vote these shares.









9
..


SOLE DISPOSITIVE POWER

0










1
0
..


SHARED DISPOSITIVE POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Albinson, a managing director of PCM, may be deeded to have shared power to dispose of these shares.









11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

IN









?









CUSIP No. 44915N 101



13D










1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rodney A. Ferguson


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ?        (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)




5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

0






8
..


SHARED VOTING POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Ferguson, a managing director of PCM, may be deeded to have shared power to vote these shares.









9
..


SOLE DISPOSITIVE POWER

0










1
0
..


SHARED DISPOSITIVE POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Ferguson, a managing director of PCM, may be deeded to have shared power to dispose of these shares.









11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

IN









?








CUSIP No. 44915N 101



13D










1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shahan D. Soghikian


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ?        (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)




5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

0






8
..


SHARED VOTING POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Soghikian, a managing director of PCM, may be deeded to have shared power to vote these shares.









9
..


SOLE DISPOSITIVE POWER

0
0
0










1
0
..


SHARED DISPOSITIVE POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Soghikian, a managing director of PCM, may be deeded to have shared power to dispose of these shares.









11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

IN









?








CUSIP No. 44915N 101



13D









1.


NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Damion Wicker


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  ?        (b)  ?



3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)




5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

NUMBER O
F
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G
PERSON
WITH




7
..



SOLE VOTING POWER

0






8
..


SHARED VOTING POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared voting power, and Wicker, a managing director of PCM, may be deeded to have shared power to vote these shares.









9
..


SOLE DISPOSITIVE POWER
 0











1
0
..


SHARED DISPOSITIVE POWER

1,157,570, which are owned directly by Panorama and 5,624 which are owned by PCM. PCM, the general partner of Panorama, may be deemed to have shared dispositive power, and Wicker, a managing director of PCM, may be deeded to have shared power to dispose of these shares.









11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,570.









12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?










13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.61%









14.

TYPE OF REPORTING PERSON (see instructions)

IN










?



    Panorama Capital Management LLC, a Delaware limited liability company (?PCM?), hereby files this Statement on Schedule 13D, Amendment #3 (the ?Statement?) on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit A. PCM is the general partner of Panorama Capital L.P. (?Panorama?), a Delaware limited partnership.

Item 1
..
Security and Issuer.
    (a) This Statement relates to the common stock, par value $0.0001 per share, of Hyperion Therapeutics, Inc., a Delaware corporation (the ?Issuer?).
    (b) The principal executive offices of the Issuer are located at 601 Gateway Boulevard, Suite 200, South San Francisco, California 94080.

Item 2
..
Identity and Background.
    This Statement is filed on behalf of Panorama, PCM, Christopher
J. Albinson (?Albinson?), Rodney A. Ferguson (?Ferguson?), Shahan
D. Soghikian (?Soghikian?), and Damion Wicker (?Wicker?) (collectively the ?Reporting Persons,? and each, a ?Reporting Person?).
    The principal executive offices of the Reporting Persons are located at 1999 S. Bascom Avenue, Suite 700, Campbell, CA 95008.
    Panorama is a Delaware limited partnership whose primary business is to make venture capital and/or private equity investments. PCM, the general partner of Panorama, is a Delaware limited liability company. Albinson, Ferguson, Soghikian, and Wicker are individuals who are the managing directors of PCM and are each U.S. citizens.
    During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    In accordance with the provisions of General Instruction C to
Schedule 13D, information concerning the members of PCM are listed on Schedule 1 hereto and is incorporated by this reference.

Item 3
..
Source or Amount of Funds or Other Consideration.
    Panorama, prior to the initial public offering of the Issuer (the ?IPO?), acquired (1) convertible warrants of the Issuer which, at the IPO, converted into 43,089 shares of common stock of the Issuer;
(2) convertible preferred stock of the Issuer which, at the IPO, converted into 831,410 shares of common stock of the Issuer; and
(3) convertible notes of the Issuer which, at the IPO, converted into 436,098 shares of common stock of the Issuer. In connection with the IPO, Panorama purchased 550,000 shares of common stock of the Issuer.
    The funds used by Panorama to pay the cash purchase price of their stock of the Issuer were obtained from capital contributions from the partners of Panorama pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Panorama.

Item 4
..
Purpose of Transaction.
    The purpose of the transactions were to acquire the shares for investment purposes with the aim of increasing the value of the investment and the Issuer.
    Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer?s business, prospects and financial condition, the market for the Issuer?s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons? ownership of the Issuer?s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
    The Reporting Person sold 92,140 common shares between March 5, 2014 and December 31, 2014. The Reporting Person had an employee who was a Director of the Issuer and had received Director?s options which were subsequently exercised. The Reporting Person was issued 5,624 shares that were assigned to it by the employee, according to the limited liability company operating agreement to which the employee was a party. The Percent of Class throughout this amended filing, and the Interest in Securities of the Issuer shown in Item
5 has been adjusted for these sales and the issuance of these shares.
    Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer?s business or corporate structure; (g) any changes in the Issuer?s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

 ?



Item 5
..
Interest in Securities of the Issuer.

Reporting
Person


Shares
 Held

Directl
y



Sole

Voting
 Power



Shared

Voting
 Power



Sole

Disposi
tive
 Power



Shared

Disposi
tive
 Power



Benefici
al

Ownershi
p



Perce
ntage
 Of

Class
(1)

Panorama
Capital,
L.P.



1,15
1,94
6





1,15
1,94
6




0





1,15
1,94
6





0





1,151
,946





5.59
%

Panorama
Capital
Management
, LLC



5,62
4





0





1,15
7,57
0





0





1,15
7,57
0





1,157
,570





5.61
%

Christopher
J. Albinson



0





0





1,15
7,57
0





0





1,15
7,57
0





1,157
,570





5.61
%

Rodney A.
Ferguson



0




0





1,15
7,57
0





0





1,15
7,57
0





1,157
,570





5.61
%

Shahan D.
Soghikian



0



0



1,15
7,57
0



0



1,15
7,57
0



1,157
,570



5.61
%

Damion
Wicker


0



0



1,15
7,57
0



0



1,15
7,57
0



1,157
,570



5.61
%


(1) 	This percentage is calculated based upon 20,620,658 shares of the Issuer?s common stock outstanding as of the Issuer?s third quarter 2014 10Q report, as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934.
    The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.
    To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.
    To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.


Item 6
..
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
    Other than as described in this Schedule 13D, to the best of the Reporting Persons? knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7
..
Material to Be Filed as Exhibits.
Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit A to the Statement).
?




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2015


/s/
Audrey Vallen, CFO
Panorama Capital Management,
LLC

for itself, for and on behalf of Panorama Capital, L.P. in its capacity as the general partner of Panorama Capital, L.P.


?




SCHEDULE 1
Managing directors of PCM
Christopher J. Albinson
c/o Panorama Capital Management LLC
1999 S. Bascom Avenue, Suite 700
Campbell, CA 95008
Principal Occupation: Managing Director of Panorama Capital, LLC
Citizenship: U.S.A.

Rodney A. Ferguson
c/o Panorama Capital Management LLC
1999 S. Bascom Avenue, Suite 700
Campbell, CA 95008 Principal Occupation: Managing Director of
Panorama Capital, LLC
Citizenship: U.S.A.

Shahan D. Soghikian
c/o Panorama Capital Management LLC
1999 S. Bascom Avenue, Suite 700
Campbell, CA 95008 Principal Occupation: Managing Director of
Panorama Capital, LLC
Citizenship: U.S.A.

Damion Wicker
c/o Panorama Capital Management LLC
1999 S. Bascom Avenue, Suite 700
Campbell, CA 95008
Principal Occupation: Managing Director of Panorama Capital, LLC
Citizenship: U.S.A.
?




EXHIBIT INDEX






Exhi
bit
No.

Description

Pa
ge



A

Joint Filing Agreement


?





Exhibit A
JOINT FILING AGREEMENT

The undersigned hereby agree to a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Hyperion
Therapeutics, Inc. shall be filed on behalf of each of the undersigned that this Agreement shall be filed as an exhibit to such Schedule
13D

Date:  February 2, 2015




PANORAMA CAPITAL, L.P.,
a Delaware Limited Partnership

							Executed as a deed

By:  Panorama Capital
Management, LLC
	a Delaware Limited Liability
Company
	Its General Partner


By:
	Audrey Vallen
	CFO




PANORAMA CAPITAL MANAGEMENT, LLC,
a Delaware Limited Liability
Company
							Executed as a deedE

By:
	Audrey Vallen
	CFO




CHRISTOPHER J. ALBINSON:
						Executed as a deedE

Panorama Capital, LLC
Managing Director



RODNEY A. FERGUSON:
						Executed as a deedE

Panorama Capital, LLC
Managing Director



SHAHAN D. SOGHIKIAN:
						Executed as a deedE

Panorama Capital, LLC
Managing Director							By:


DAMION WICKER:
						Executed as a deedE

Panorama Capital, LLC
Managing Director








1050801 v4/HN